UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
EatCrateful Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
California

Date of organization
September 21, 2017

Physical address of issuer
13836 Bora Bora way, 13816 Bora Bora Way apt 208, Marina Del Rey, CA 90292

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	366,047	449,369
Cash & Cash Equivalents	74,370	88,378
Accounts Receivable	61,545	98,097
Short-term Debt	216,507	70,163
Long-term Debt	321,654	26,542
Revenues/Sales	610,919	2,099,509
Cost of Goods Sold	149,927	1,305,283
Taxes Paid	22,530	0
Net Income	-381,683	-203,036

August 11, 2026

FORM C-AR

EatCrateful Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by EatCrateful Inc., a California Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.eatcrateful.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is August 11, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

EatCrateful Inc. (the "Company") is a California Corporation, formed on September 21, 2017.

The Company is located at 13836 Bora Bora way, 13816 Bora Bora Way apt 208, Marina Del Rey, CA 90292.

The Company's website is http://www.eatcrateful.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company previously operated as a California LLC under the name NATURALE LLC. NATURALE LLC was formed on March 6th, 2015 and reincorporated in Delaware as a C-Corporation on 9/21/2017. EATCRATEFUL INC was established in Delaware as a C-Corporation and all Membership Units in NATURALE LLC were assigned to EATCRATEFUL INC on pro-rata share (in other words a 1 to 1 ratio for share purposes based on 80% of total outstanding shares), by using the cap table as of January 1, 2018. NATURALE LLC was reduced to a single member LLC with EATCRATEFUL INC as the single member. Andrea Marotti and Emauele Ponzo remained managers, with all governance decisions made by the Board of Directors of EATCRATEFUL INC and its shareholders, as described in the shareholder agreement. NATURALE LLC remains as the operating entity for all licenses, banking, contracts, payment of employees, services to customers, vendors, leases etc. in order for the Crateful brand to continue with seamless operations. The NATURALE LLC Second Amended Operating Agreement is no longer in effect and was replaced by the Shareholders Agreement of EATCRATEFUL INC with all governance determined by the Board of Directors. All accrued management fees from NATURALE LLC were waived and are no longer an obligation of the Company. A description of our products as well as our services, process, and business plan is attached as Exhibit C to the Form C.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks Related to the Company's Business and Industry

Our operations and revenue experience some seasonality in that the holiday months tend to have increased sales. Quarterly results may vary and are not necessarily an indication of future performance. The seasonality of Crateful's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, food safety, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs.

Crateful be may unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to establish itself as a well known brand in the competitive meal delivery space, and the product may be in a market where customers will not have brand loyalty.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve

initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's expenses will significantly increase as they seek to execute their current business model and expand on client base. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth and fund other Company operations after the raise.

Crateful has raised several times previously. Because of that, the management team owns a smaller amount of the business than what is typical for a seed stage business.

Founders background. The management team may not come from a strong backgrounds in the food industry.

About 60% of the company's customers churn over the course of a 12 month period. Because of this, the Company will need to invest heavily in marketing to acquire and retain customers on a consistent basis. Beyond that, the company's overall revenue is heavily correlated to advertising/marketing budgets.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has a pending litigation. Crateful is involved in a breach of contract lawsuit with a vendor regarding posting social media as an influencer. The influencer demanded more than 10 times what she is owed, so Crateful filed a 998 Offer, which means if she does not exceed this amount, she will owe 100% of attorney's fees. The case is set for trial in the fall of 2018. Per Createful's General Counsel, the Company does not believe the exposure to be more than $5,000 from the case. For legal fees, the General Counsel has done all the initial legal work as a partner in Crateful, and plans to work out some additional equity should this go to trial.

We may decide to reinforce the company's cash position by securing loans for about $150,000 in the next month or so. We would use some of these funds to launch an initial, limited digital marketing campaign focused partly on new customer acquisition and partly on converting existing leads (subscribers who have not purchased in the past 6 months). As a result of these decisions and other factors we may decide to secure the above mentioned loan.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze

the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company previously operated as a California LLC under the name NATURALE LLC. NATURALE LLC was formed on March 6th, 2015 and reincorporated in Delaware as a C-Corporation on 9/21/2017. EATCRATEFUL INC was established in Delaware as a C-Corporation and all Membership Units in NATURALE LLC were assigned to EATCRATEFUL INC on pro-rata share (in other words a 1 to 1 ratio for share purposes based on 80% of total outstanding shares), by using the cap table as of January 1, 2018. NATURALE LLC was reduced to a single member LLC with EATCRATEFUL INC as the single member. Andrea Marotti and Emauele Ponzo remained managers, with all governance decisions made by the Board of Directors of EATCRATEFUL INC and its shareholders, as described in the shareholder agreement. NATURALE LLC remains as the operating entity for all licenses, banking, contracts, payment of employees, services to customers, vendors, leases etc. in order for the Crateful brand to continue with seamless operations. The NATURALE LLC Second Amended Operating Agreement is no longer in effect and was replaced by the Shareholders Agreement of EATCRATEFUL INC with all governance determined by the Board of Directors. All accrued management fees from NATURALE LLC were waived and are no longer an obligation of the Company. A description of our products as well as our services, process, and business plan is attached as Exhibit C to the Form C.

Business Plan

In a world where 88% of shoppers want healthier food options and are ready to pay a premium for them, we felt it was important to create a brand anchored in wholesome, convenient and truly delicious foods, and to deliver them directly to our customers' doorstep.

In doing so, our goal is to understand and cater to the consumer's dietary needs like no meal delivery company has done before, creating a product that is perfect for anyone who wants to lose weight and stay in shape while caring about the quality and taste of the food.

Crateful is fully prepared food, engineered to offer the best taste when reheated, that makes dieting an easy-to-stick- to, joyful experience, while also catering to anyone who is simply interested in the convenience of healthy and delicious food.

The Company's Products and/or Services
Crateful is fully prepared food, made and delivered daily and engineered to offer the best taste when reheated. We want to make dieting an easy-to-stick-to, joyful experience, while also catering to anyone who is simply interested in the convenience of healthy and delicious food.

Value Props
- Mostly organic, always high-quality ingredients
- Locally sourced from farm wholesalers
- Made by award-winning chefs
- Professional nutritionists
- Healthy, balanced, calorie-controlled meals

● Eco-friendly, BPA-free, made in USA packaging that is both microwave and oven-safe… No fuss, no stress, not even a dirty dish! Just add heat and enjoy.

Pricing Structure
● Breakfast, Lunch, Snack and Dinner starts at $48/day, including delivery.
● Minimum order is Lunch & Dinner for 5-days.
● Breakfast and Dessert can be added to the order for, respectively, $7 and $5 per day.
● Packages of 5, 10, 20 and 40 days, as well as ongoing subscription

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our target customers are
● Age 25-55
● Household income greater than $100,000
● Busy professionals, new moms, people with limited mobility and/or limited time to grocery shop
● Interested in Diet, Weight Loss, Fitness, Wellness, Quality Food

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Andrea Marotti

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman, President, co-CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President at Crateful. Tech, Marketing, Operations

Education

Name

Emanuele Ponzo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President, co-CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO at Naturale LLC (dba Crateful). Sales, Partnerships, Operations

Education

Name

Brad Zions

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Andrea Marotti

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman, President, co-CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President at Crateful. Tech, Marketing, Operations

Education

Name

Emanuele Ponzo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President, co-CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO at Naturale LLC (dba Crateful). Sales, Partnerships, Operations

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	15,280
Voting Rights	Class A Super Voting Shares (the "Super Voting Shares"). The Company shall issue two (2) Class A Super Voting Shares to Andrea Marotti and Emanuele Ponzo. All "Major Decisions" shall require consent of at least one of the two (2) Class A Voting Shares to pass, plus a simple majority of Class B Voting Shareholders and a simple majority of Board of Directors. Definition of a Major Decision shall be defined at the discretion of the Board of Directors. If the Board, by vote of a simple majority, decides that a transaction is material to the Company's operations and is not in the ordinary course of business, it shall hold a shareholder vote within a time period set forth by the Board. Class B Voting Shares (the "Class B Voting Shares"). The Class B Voting Shareholders shall have the right to vote upon all matters upon which Shareholder have the right to vote under the Act or under this Agreement, in proportion to their respective Percentage Interest in the Company. Class of shares is only determinative for voting rights and each share shall be treated as common stock in the company.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A (it will not limit, dilute or qualify)
Other Material Terms or information.	

Type of security	Crowd Notes Convertible Notes
Amount outstanding	$321,654
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$321,654

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	15,280	$0. Shares assigned to existing partners	Operations	March 18, 2018	Section 4(a)(2)
Convertible Notes		$206,336.95	General corporate purposes	April 26, 2018	Regulation CF
Convertible Notes		$100,000.00	General corporate purposes	April 26, 2018	Rule 506(c)

Ownership

A majority of the Company is owned by Emanuele Ponzo and Andrea Marotti.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Emanuele Ponzo	21.2%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Operations Eat Crateful, Inc. ("the Company") is a corporation organized under the laws of the States of California, and Delaware. The Company prepares and delivers artisan meals through Naturale LLC, its wholly owned subsidiary. Prior to 2018, the Company operated exclusively as Naturale, LLC. In 2018, the Company reorganized as a corporation, with members of Naturale, LLC receiving shares of stock in Eatcrateful, Inc. in exchange for units comprising all membership interests in Naturale, LLC. The Company is now the sole member of Naturale, LLC. The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Advertising The Company records advertising expenses in the year incurred. Rent The Company prepares food for sale and delivery in a common food production space, which it occupies under an operating lease. The lease commenced in April of 2017, and runs through the end of March, 2018, at which point the Company will have the option to renew for an additional term. Future minimum payments due under the lease are $7,400 per month in rent, plus a $375 health fee, through the end of the lease term. Liquidity and Capital Resources The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $69,428 in cash on hand as of February 28, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy. The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings. Capital Expenditures and Other Obligations The Company does not intend to make any material capital expenditures in the future. Trends and Uncertainties After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them. Prior to 2016, the Company borrowed money for the purpose of financing the purchase of software and a vehicle ("the Loans"). The loans are governed by standard repayment terms and are secured by the assets they were used to purchase.

Our growth strategy is to achieve a dominant position in the Southern California market before expanding to other markets. We plan to invest the capital raised in marketing (80%) and technology (20%) to achieve this initial result within 2 years, focusing just as much on customer

retention (long-term subscription perks, full menu and schedule customization, food quality and variety) as on acquisition.

Liquidity and Capital Resources

On March 18, 2018 the Company conducted an offering pursuant to Section 4(a)(2) and raised $0. Shares assigned to existing partners.

On April 26, 2018 the Company conducted an offering pursuant to Regulation CF and raised $206,336.95.

On April 26, 2018 the Company conducted an offering pursuant to Rule 506(c) and raised $100,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Emanuele Ponzo
(Signature)

Emanuele Ponzo
(Name)

Vice President and Co-CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements

EATCRATEFUL, INC.
CONSOLIDATED BALANCE SHEET - UNAUDITED
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS		
Cash	$ 74,370	
Accounts receivable	61,545	
Inventories	950	
Prepaid expenses	19,520	
Employee advances	600	
TOTAL CURRENT ASSETS		$ 156,985
PROPERTY AND EQUIPMENT - net		198,412
OTHER ASSETS - security deposit		10,650
		$ 366,047

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	42,767	
Credit card payable	56,180	
Sales tax payable	22,530	
Customer deposits	11,710	
Due to affiliate	15,000	
Payroll payable	12,771	
Loan payable	55,549	
TOTAL CURRENT LIABILITIES		$ 216,507
LONG-TERM DEBT - Convertible notes (Note 1)		321,654
STOCKHOLDERS' EQUITY		
Common stock - $0.0001 par value	209,569	
Retained earnings (deficit)	(381,683)	
TOTAL STOCKHOLDERS' EQUITY		(172,114)
		$ 366,047

EATCRATEFUL, INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT) - UNAUDITED
YEAR ENDED DECEMBER 31, 2018

SALES - net		$ 610,919
COST OF SALES		
Inventories - beginning of year	$ 0	
Purchases	150,877	
	150,877	
Inventories - end of year	950	
TOTAL COST OF SALES		149,927
GROSS PROFIT		460,992
EXPENSES		
Salaries, contract services and related costs	428,787	
Operating	110,301	
General and administrative	296,853	
TOTAL EXPENSES		835,941
LOSS FROM OPERATIONS		(374,949)
OTHER INCOME (EXPENSE)		
Interest income	16	
Interest expense	(6,750)	
NET OTHER EXPENSE		(6,734)
NET LOSS		(381,683)
RETAINED EARNINGS (DEFICIT) – beginning of year		0
RETAINED EARNINGS (DEFICIT) – end of year		$ (381,683)

EATCRATEFUL, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS - UNAUDITED
YEAR ENDED DECEMBER 31, 2018

INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (381,683)	
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	72,167	
Changes in assets and liabilities:		
Accounts receivable	(61,545)	
Inventories	(950)	
Prepaid expenses	(19,520)	
Employee advances	(600)	
Security deposits	(10,650)	
Accounts payable and accrued expenses	42,767	
Credit card payable	56,180	
Sales taxes payable	22,530	
Customer deposits	11,710	
Due to affiliate	15,000	
Payroll payable	12,771	
NET CASH USED IN OPERATING ACTIVITIES		$ (241,823)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additions to property and equipment	(270,579)	
NET CASH USED IN INVESTING ACTIVITIES		(270,579)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Procceds from loan payable	55,549	
Proceeds from issuance of convertible notes	321,654	
Proceeds from issuance of common stock	209,569	
NET CASH PROVIDED BY FINANCING ACTIVITIES		586,772
NET INCREASE IN CASH		74,370
CASH AT BEGINNING OF YEAR		0
CASH AT END OF YEAR		$ 74,370
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid		$ 6,750

Note 1 CONVERTIBLE NOTES

The Company issued convertible notes in 2018 as part of a Regulation CF based funding round, conducted via SeedInvest.com (SI Securities, LLC), and bearing an interest rate of 5%. The total amount of convertible notes as of December 31, 2018 was $321,654.

EATCRATEFUL, INC.

Unaudited Consolidated Financial Statements For The Years Ended December 31, 2017 and 2016

April 23, 2018

Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
EatCrateful, Inc.
Los Angeles, CA

We have reviewed the accompanying balance sheet of EatCrateful, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 23, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

EATCRATEFUL, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 88,378	$ 151,753
Accounts Receivable	98,097	78,652
Prepaid Expenses	4,456	1,708
Inventory	950	689
TOTAL CURRENT ASSETS	191,881	232,802
NON-CURRENT ASSETS		
Furniture, Fixtures and Equipment, Net	241,188	300,830
Related Party Receivable	1,500	1,050
Security Deposit	14,800	8,200
TOTAL NON-CURRENT ASSETS	257,488	310,079
TOTAL ASSETS	449,369	542,881
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	33,002	31,158
Accrued Expenses	37,161	102,828
Other Current Liabilities	-	22,143
Short Term Loan	-	218,531
TOTAL CURRENT LIABILITIES	70,163	374,660
NON-CURRENT LIABILITIES		
Loans	26,542	31,238
TOTAL LIABILITIES	96,705	405,898
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized and outstanding, $.0001 par value)	1,000	1,000
Additional Paid in Capital	554,699	568,700
Retained Earnings (Deficit)	(203,036)	(432,717)
TOTAL SHAREHOLDERS' EQUITY	352,663	136,983
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 449,369	$ 542,881

Unaudited- See accompanying notes.

EATCRATEFUL, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Operating Income		
Catering Sales	1,076,188	672,211
Meal Delivery Sales	1,019,579	138,346
Other Sales	2,136	50,491
Food Delivery App Sales	1,606	58,409
	2,099,509	919,457
Cost of Goods Sold		
Cost of Goods Sold- Meal Plan	653,412	-
Cost of Goods Sold- Catering	651,871	28,615
Cost of Goods Sold- Other	-	237,430
	1,305,283	266,044
Gross Profit	794,226	653,412
Operating Expense		
Selling & Marketing	358,229	119,996
General & Administrative	338,604	712,536
Payroll	139,122	103,933
Rent	124,722	49,200
Professional Fees	37,719	84,150
	998,395	1,069,815
Net Income from Operations	(204,169)	(416,402)
Other Income (Expense)		
Other Income	-	1,217
Taxes, Licenses & Permits	(15,057)	(888)
Interest Expense	16,190	(16,644)
Net Income	$ (203,036)	$ (432,717)

EATCRATEFUL, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (203,036)	$ (432,717)
Change in Accounts Receivable	(19,445)	(78,151)
Change in Prepaid Expenses	(2,748)	500
Change in Inventory	(261)	451
Change in Accounts Payable	(1,844)	23,246
Change in Accrued Expenses	65,667	97,789
Change in Other Current Liabilities	(22,143)	5,749
Change in Accumulated Depreciation	(8,363)	93,611
Net Cash Flows From Operating Activities	(192,173)	(289,522)
Cash Flows From Investing Activities		
Purchase of Furniture, Fixtures and Equipment	(59,642)	(89,919)
Change in Related Party Receivable	(450)	-
Change in Security Deposit	(6,600)	-
Net Cash Flows From Investing Activities	(66,692)	(89,919)
Cash Flows From Financing Activities		
Change in Loans	(4,696)	(4,701)
Change in Short Term Loan	(218,531)	186,739
Change in Contributed Capital	(14,001)	332,175
Non-Cash Adjustment to Retained Earnings	432,717	-
Net Cash Flows From Investing Activities	195,489	514,212
Cash at Beginning of Period	151,753	16,981
Net Increase (Decrease) In Cash	(63,376)	134,771
Cash at End of Period	$ 88,378	$ 151,753

EATCRATEFUL, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Starting Equity	$ 136,983	$ 237,525
Change in Contributed Capital	(14,001)	332,175
Net Income	(203,036)	(432,717)
Non-Cash Adjustment to Retained Earnings	432,717	-
Ending Equity	$ 352,663	$ 136,983

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Eat Crateful, Inc. ("the Company") is a corporation organized under the laws of the States of California, and Delaware. The Company prepares and delivers artisan meals through Naturale LLC, its wholly owned subsidiary.

Prior to 2018, the Company operated exclusively as Naturale, LLC. In 2018, the Company reorganized as a corporation, with members of Naturale, LLC receiving shares of stock in Eatcrateful, Inc. in exchange for units comprising all membership interests in Naturale, LLC. The Company is now the sole member of Naturale, LLC.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of Consolidation

The Company's financial statements include the results of a wholly owned subsidiary, which have been consolidated. Eatcrateful, Inc. was not established until 2018, thus no eliminations or other adjustments were made to account for intercompany transactions during the years ended December 31, 2017, and 2016.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Rent

The Company prepares food for sale and delivery in a common food production space, which it occupies under an operating lease. The lease commenced in April of 2017, and runs through the end of March, 2018, at which point the Company will have the option to renew for an additional term. Future minimum payments due under the lease are $7,400 per month in rent, plus a $375 health fee, through the end of the lease term.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

For tax years 2018 and later, the Company will be subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. Prior to 2018, the Company was classified as a partnership for federal income tax purposes. As a result, all items of income and expense for those years were reported by the members of the Company on their individual tax returns. The Company's federal tax filings for 2015, 2016, and 2017 will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2015, 2016, and 2017 remain subject to review by that State until 2020, 2021, and 2022 respectively.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's initial annual report to the State of Delaware will be due in early 2019.

NOTE D- LOANS

Prior to 2016, the Company borrowed money for the purpose of financing the purchase of software and a vehicle ("the Loans"). The loans are governed by standard repayment terms and are secured by the assets they were used to purchase.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 23, 2018, the date that the financial statements were available to be issued.